Exhibit 12.1

Dresser, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions except for ratio)

	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Earnings
Net Income	(63.9)	(37.9)	(10.8)	(45.9)	75.5
Income taxes	12.9	17.4	14.0	96.9	65.6
Minority interest	0.7	—	—	—	—
Equity of unconsolidated subsidiaries	(3.9)	(2.3)	(3.0)	(1.8)	(0.8)

Income from continuing operations before income taxes and minority interest	$(54.2)	$(22.8)	$0.2	$49.2	$140.3
Interest and debt expense	91.1	85.5	95.3	64.9	2.8
Interst factor of rental expense	6.7	5.7	5.9	4.8	4.5
Less: Interest Capitalized	—	—	—	—	—

Total earnings available for fixed charges	$43.6	$68.4	$101.4	$118.9	$147.6
Fixed Charges
Interest and debt expense	91.1	85.5	95.3	64.9	2.8
Interest component of rental expense	6.7	5.7	5.9	4.8	4.5

Total fixed charges	$97.8	$91.2	$101.2	$69.7	$7.3

Ratio of Earnings to Fixed Charges	0.4	0.7	1.0	1.7	20.2
Deficiency of earning to fixed charges	$(54.2)	$(22.8)	N/A	N/A	N/A